March 29, 2018

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Notice of disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, included in the Annual Report on Form 20-F for the year ended December 31, 2017 of CGG

Ladies and gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that CGG has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2017, which was filed with the Securities and Exchange Commission on March 29, 2018.

Sincerely,

CGG

By: /s/ Stéphane-Paul Frydman

Name: Stéphane-Paul Frydman

Title: Chief Financial Officer

CGG

Tel: 01 64 47 45 00 Fax: 01 64 47 34 31 cgg.com	Tour Maine – Montparnasse 33, avenue du Maine 75015 Paris, France Société Anonyme au capital de 5 854 573 € N° 969 202 241 RCS Paris – code TVA UE : FR 16 969 202 241 – APE : 7010Z